Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

REGULATORY STATUS IN CHILE OF BUSINESS COMBINATION BETWEEN LAN AND TAM.

Santiago, Chile, February 1, 2011 – LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) informs that on January 27th, 2011, it signed with the Fiscalía Nacional Económica (FNE) an out-of-court agreement in connection with the investigation that has been conducted by the FNE for several months regarding the potential competitive impacts of the business combination between LAN and TAM S.A. (TAM). On the same date, this agreement was submitted to the Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust court. The Chilean antitrust laws authorize the FNE to execute this type of agreement, which can only become effective  if it is subsequently approved by the TDLC pursuant to an abbreviated procedure.

On January 28th, 2011, in response to a petition filed by a Chilean Consumer Association – Conadecus, the Tribunal de la Libre Competencia (TDLC) decided not to review the agreement reached by the FNE and LAN and decided instead to  submit the business combination between LAN and TAM to the general voluntary procedure for TDLC approval provided in the Chilean antitrust laws (which could materially delay the business combination). LAN and TAM cannot complete the business combination until this procedure is completed and TLDC renders a final decision approving the transaction. Therefore, the TDLC has decided – on an unprecedented basis - to review the business combination under the general voluntary procedure at the request of a third party that is not a party to the transaction or the FNE.

LAN is evaluating its options in light of this unprecedented decision issued by the TDLC.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between LAN Airlines S.A. (“LAN”)  and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN’s Investor Relations at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM’s Investor Relations at 55-11-5582-9715 or by e-mail at invest@tam.com.br.